

November 30, 2010

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

> **Re:** **Empire Global Gaming, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2010**
> **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your responses to the comments in our letter dated October 18, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. Please number each amendment consecutively in the order in which filed. Refer to Rule 470 of the Securities Act of 1933.

Prospectus Cover Page

2. We note your response to our prior comment 2 and reissue in part. Revise to include the date when the offering will end. Please also revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 3

Our Business, page 3

3. We note your response to our prior comment 4 and reissue. We note your plan of operations appears to be focused on two principle lines of business: (i) the development, operation and promotion of patented roulette games and (ii) the sale of ancillary gaming products. We also note the Our Business section does not discuss the exclusive license agreement with Nicholas Sorge Sr. or how such agreement will be utilized to develop and manufacture products and in turn generate revenue. Please revise to discuss in greater detail the steps you have taken to date to become an operating company to include your anticipated lines of business, your anticipated products in each line of business and the

exclusive patent licenses and how such licenses support your plan of operations. Please revise the Company Overview, Business Development, History and Organization section on page 28 accordingly.

4. We note your response to our prior comment 5 and reissue in part. Revise to state that you must raise additional proceeds in order to continue operations and implement your business plan beyond 12 months and quantify the amounts needed for each.

5. We note your disclosure that you have enough cash to satisfy cash requirements for six months from the date of the prospectus or March 31, 2011. We note that six months from the date of the prospectus would be May 9, 2011. Please reconcile the disclosed time frame and date reference. Please revise the last risk factor on page 7, the first paragraph on page 18 and the second paragraph on page 34 accordingly.

6. In the fourth paragraph, we note your use of the phrase "underwriting cost." Please reconcile this disclosure with the self-underwritten nature of the offering.

7. We note your disclosure that your "webmaster is an expert in priority search engine positioning to attract the public buyers." Please provide substantiation for this claim or adjust your disclosure to simply convey the idea that you will use search engine positioning to attract public buyers.

8. It appears that your website is still under construction. Please update your disclosure regarding the scheduled opening date for your e-commerce site. Please also tell us why you believe you will be able to offset your current burn rate by December 1, 2010 or revise to remove this disclosure.

Summary Financial Data, page 4

9. Please label the Summary Financial Data table on page 5 as "Unaudited." We will not object if you add a footnote to indicate that it is "derived from" the audited financial statements.

Use of Proceeds, page 17

10. We note your response to our prior comment 18 and reissue. In the second paragraph, we note your disclosure that the "company's net proceeds from the offering will be $2,468,000 net of underwriting cost." Please reconcile your use of the phrase "underwriting cost" with the self-underwritten nature of the offering.

11. We note your response to our prior comment 19 and reissue. We note your disclosure on page II-1 that the total expenses to be incurred in connection with the offering is approximately $22,150. Please reconcile that disclosure with the amount disclosed in the second paragraph which discloses net proceeds of $2,468,000 which reflects total expenses of approximately $32,000.

12. See the table allocation of the net proceeds. Please revise the line item "Totals" to instead indicate, Net proceeds. Further, each of the columns total appear to inadvertently include the underwriting costs of $22,150. Please revise so that the columnar totals representing the allocation of the net proceeds, excludes the underwriting costs.

Dilution, page 19

13. See the first paragraph. Please clarify in the first sentence that your net tangible book value at September 30, 2010 is $87,131 rather than $90,619. The related net tangible book value per share should be revised accordingly. Further, the immediate increase in the net tangible book value per share to current shareholders and immediate dilution to new investors would be $0.0410 and $0.2073, respectively. Please revise.

14. We note your revisions made in response to our prior comment 23. However, please revise the tabular presentations of "If 100%, 75%, 50% and 25% of the offering is sold," to present the first line item of these tables, "Public offering price per share of common stock," to be $0.25 per share rather than $0.2478. The resulting per share calculations should be adjusted accordingly. Also, please revise the line item "Net tangible book value per share before the offering" to reflect the appropriate amount as of September 30, 2010, as we note the $0.0022 per share represents that at July 31, 2010.

Directors, Executive Officers, Promoters and Control Persons, page 21

Identification of Officers and Directors, page 21

15. We note your response to our prior comment 24 and reissue in part. Please delete the last four sentences of Mr. Sorge's biography.

Market for Common Equity and Related Stockholder Matters, page 24

Shares Eligible for Future Sale, page 26

16. We note your response to our prior comment 27 and reissue in part. Please revise the first paragraph to refer to the correct number of restricted shares held by your directors and officers as detailed in the "Security Ownership of Certain Beneficial Owners" table on page 36. It appears that the number of shares referenced should be 41,000,000.

OTC Bulletin Board, page 27

17. Please reconcile your disclosure that you have not, as of the date of the prospectus, approached any broker-dealer regarding application for quotation on the Over-the-Counter Bulletin Board with your disclosures on pages 8 and 25 that you have had discussions with several broker-dealers regarding application for quotation but have not yet selected a broker-dealer.

Interests of Named Experts, page 27

18. We note your disclosure on page 35 that Henry Casden, your counsel opining upon the validity of the securities being registered, received 2,500,000 shares of common stock for past services. Please revise to identify the interest of counsel and to detail the nature of this interest or tell us why you are not required to do so. Refer to Item 509 of Regulation S-K.

Description of Business, page 28

Company Overview, Business Development, History and Organization, page 28

19. We note your response to our prior comment 30 and reissue. We note your plan of operations appears to be focused on two principle lines of business: (i) the development, operation and promotion of patented roulette games and (ii) the sale of ancillary gaming products. For each line of business, please revise your disclosure to address our prior comment.

20. We note your response to our prior comment 32 and reissue in part. Please revise to clarify the anticipated timing to receive approval and licensing from each of the State of New Jersey Gaming Control Board and the Nevada Gaming Control Board. Refer to Item 101(h)(4)(viii) of Regulation S-K.

21. Revise the exclusive license agreement summary to disclose Mr. Sorge's ability to request the right to grant a new third party license covering the licensed patents and your obligation not to unreasonably deny such request to include the resulting modification of the exclusive license agreement to a non-exclusive license with respect to the approved third party and approved country. Please also revise the exclusive license agreement summary on page 35 accordingly.

Plan of Operations – In General, page 29

22. We note your response to our prior comment 33 and reissue. Please revise your plan of operations disclosure accordingly.

23. We note your response to our prior comment 34 and reissue in part. Revise here and in the Patent section on page 30 to disclose in greater detail the design and manufacturing of the gaming machines and hardware, how your exclusive patented licenses and associated wheel patterns will interact with such gaming machines and hardware, and how the ultimate products will be distributed, either directly or through sublicenses, to customers and lead to revenue generation. If gaming machines are sublicensed to customers, disclose the anticipated terms of those sublicenses and how the company expects to generate revenue.

24. We note your response to our prior comment 35 and reissue. We note your disclosure that "EGGI's confidential report from Gaming Laboratories International, validates the statement that 'EGGI will transform the game of Roulette throughout the world with this new technology.'" Revise to clarify whether the quoted language is that of EGGI or Gaming Laboratories International. We also note the phrases "profound impact," "transform the game of Roulette throughout the world," "current roulette games are flawed," and "EGGI's games are overall the fairest in the world." Please revise to provide objective substantiation for these statements. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 32

Going Concern, page 33

25. We note your revisions made in response to our prior comment 40. Please expand the third sentence in the first paragraph to clarify that because of these factors, your auditors have issued a going concern opinion on your audited financial statements that raises substantial doubt as to your ability to continue as a going concern.

Cash Flows and Capital Resources, page 34

26. We note your response to our prior comment 42 and reissue. Please revise to clarify your expected near term and long term financing requirements which are necessary to implement your business plan, the timing of such demands, and the impact on the company if the funding cannot be obtained. If long term financing beyond the maximum aggregate amount of this offering will be required to implement your business plan, please quantify. Please also revise the first risk factor on page 7 accordingly.

Certain Relationships and Related Party Transactions, page 34

Transactions with Management and Others, page 34

27. We note your disclosure that an aggregate of 8,000,000 shares were issued for past services to Francine A. Sorge, Douglas J. Bilotti, Henry Casden and Tom Yarbray. Please revise to disclose the approximate dollar value of the amount involved in each transaction and the basis on which each individual is a related person. Refer to Item 404(a) of Regulation S-K.

Executive Compensation, page 35

Summary Compensation Table, page 36

28. We note your response to our prior comment 48 and reissue in part. Please revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

29. We note your response to our prior comment 52; however, we are unable to locate any revisions made to the auditors' report. As such, we reiterate our comment as follows: *"For clarity, please revise to identify the financial statements using their actual titles. For example, the first paragraph should state (if true) that the "Statement of Operations and Accumulated Deficit" has been audited. It should also state that the "Statement of Changes in Shareholders' Deficit" has been audited, if that is the case. Finally, the titles in the third paragraph should be revised to be consistent with those used in the first paragraph."* In this regard, pages F-3 and F-4 are specifically titled "Statement of Operations and Accumulated Deficit, and Statement of Changes in Shareholders' Deficit, respectively, whereas the introductory and opinion paragraphs for these statements are titled differently. As such, please revise for consistency.

30. We note your response to our prior comment 53. However, please revise the accountants' report to include the explanatory paragraph (that is, the paragraph that describes the uncertainty about the entity's ability to continue as a going concern) following the opinion paragraph pursuant to AU Section 341A (.12). This guidance is available on the PCAOB website.

Age of Financial Statements

31. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

32. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

33. We note your response to our prior comment 63. However, we are unable to locate the requested revisions. As such, we reiterate our comment, as modified for the current amendment. *"Please revise your consent to indicate 'We hereby consent to the use in this Form S-1 Registration Statement, Amendment No. (please insert the amendment number) of our report dated November 5, 2010 relating to the consolidated financial statements of Empire Global Gaming, Inc. as of September 30, 2010 and for the period from May 11, 2010 (date of inception) through September 30, 2010, which report includes a going concern opinion that raises substantial doubt about the Company's ability to continue as a going concern. We also consent to the reference of our firm under the heading 'Interests of Named Experts' in such Registration Statement."*

Signatures, page II-7

34. We note your response to our prior comment 67 and reissue. Please revise the first half of your signature page in accordance with the Form S-1 instructions for signatures.

35. We note your response to our prior comment 68 and reissue. Please revise the second half of your signature page to include the signature of your principal financial officer and your controller or principal accounting officer. To the extent Ms. Marsh is the company's principal financial officer and controller or principal accounting officer, please revise to clarify.

Exhibit 10.1, License Agreement

36. We note your response to our prior comment 70 and reissue in part. Please revise to include the conformed signatures on page 10. In the alternative, please explain why the agreement has not been executed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Henry C. Casden
    Attorney at Law
    Fax: (760) 406-5799